Exhibit 1.1

Magic Reports Second Quarter 2015 Results with Revenues Increasing 5% Year over Year to $42.5 Million, and Non-GAAP Operating Income Increasing 7% Year over Year to $6.5 Million

Revenues for the second quarter increased 11% year over year to a record-breaking result of $45.2 million on a constant currency basis; Operating cash flow for the first half of 2015 totaled approximately $14.0 million

OR YEHUDA, Israel, Aug. 11, 2015 /PRNewswire/ -- Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of mobile and cloud-enabled application and business integration platforms, announced today its financial results for the six months and second quarter ended June 30, 2015.

Financial Highlights for the Second Quarter Ended June 30, 2015

•	Revenues for the second quarter increased 5% year over year to $42.5 million from $40.6 million in the same period last year. Reported revenues were negatively impacted by the devaluation of the New Israeli Shekel, Euro and Japanese Yen against the U.S Dollar by 12%, 19% and 20%, respectively. Excluding the negative impact from the erosion of foreign exchange rates, revenues for the second quarter would have reflected an increase of 11% year over year to a record-breaking result of $45.2 million.

•	Non-GAAP operating income for the second quarter increased 7% to $6.5 million, compared to $6.0 million in the same period last year. Excluding the impact of erosion of foreign exchange rates (mainly resulting from the devaluation of the Euro and Japanese Yen versus the U.S Dollar), non-GAAP operating income would have reflected an increase of 16% year over year to $7.0 million. Non-GAAP operating margin increased by 40 basis points to 15.2%, up from 14.8% in same period last year. Operating income for the second quarter increased 5% to $5.4 million, compared to $5.1 million in the same period last year.

•	Non-GAAP net income for the second quarter increased 9% to $5.2 million, or $0.12 per fully diluted share, compared to $4.7 million, or $0.11 per fully diluted share in the same period last year. Excluding the impact of the erosion of foreign exchange rates (including the negative impact of devaluation of cash balances denominated mainly in Euros, Japanese Yen and New Israeli Shekels following the devaluation of foreign currencies against the US Dollar amounting to $0.5 million), non-GAAP net income would have reflected an increase of 20% year over year to $5.7 million, or $0.13 per fully diluted share. Net income for the second quarter increased 6% to $4.1 million, or $0.09 per fully diluted share, compared to $3.9 million, or $0.09 per fully diluted share, in the same period last year.

Financial Highlights for the Six-Month Period Ended June 30, 2015

•	Revenues for the first half of 2015 increased 2% to $82.8 million compared to $81.6 million in the same period last year. Reported revenues were negatively impacted by the devaluation of the New Israeli Shekel, Euro and Japanese Yen against the U.S Dollar by 12%, 19% and 18%, respectively. Excluding the negative impact from the erosion of foreign exchange rates, revenues for the first half would have reflected an increase of 8% year over year to $88.0 million.

•	Non-GAAP operating income for the first half of 2015 increased 6% to $13.2 million compared to $12.4 million in the same period last year. Excluding the impact of the erosion of foreign exchange rates (mainly resulting from the devaluation of the Euro and Japanese Yen versus the U.S Dollar), non-GAAP operating income would have reflected an increase of 15% year over year to $14.3 million. Non-GAAP operating margin for the first half of 2015 increased by 70 basis points to 15.9%, up from 15.2% in same period last year. Operating income for the first half increased to $11.2 million from $11.1 million in the same period last year.

•	Non-GAAP net income for the first half increased 7% to $10.4 million, or $0.24 per fully diluted share, compared to $9.7 million, or $0.23 per fully diluted share in the same period last year. Excluding the impact of the erosion of foreign exchange rates (including the negative impact of devaluation of cash balances denominated mainly in Euros, Japanese Yen and New Israeli Shekels following the devaluation of foreign currencies against the US Dollar amounting to $2.0 million), non-GAAP net income would have reflected an increase of 28% year over year to $12.4 million, or $0.28 per fully diluted share. Net income for the first half increased to $8.4 million, or $0.19 per fully diluted share, from $8.3 million, or $0.20 per fully diluted share, in the same period last year.

•	Operating cash flow for the first half of 2015 totaled approximately $14.0 million.

•	Total net cash, cash equivalents and short-term investments as of June 30, 2015, amounted to $84.2 million.

Comments of Management

Guy Bernstein, Chief Executive Officer of Magic Software Enterprises, said, "We are experiencing continued growth for our professional services along with solid demand for our software products, mainly reflecting organic growth. In fact, excluding the negative impact from currency fluctuations, we would have produced record-breaking revenues for the second quarter.”

“Additionally, in the second quarter we delivered a new major version of our flagship Magic xpa Application Platform, with mobility and performance enhancements to meet the growing need for rapid cross-platform development."

Magic is providing the following guidance for its 2015 fiscal year:

Revenues between $166 million to $173 million for the full-year 2015, on a constant currency basis. This guidance, when measured based on 2014 foreign currency exchange rates, represents full year 2015 revenue of approximately $175 to $182 million, reflecting management growth expectations of between 7% to 11%.

Conference Call Details

Magic's Management will host an interactive conference today, August 11, at 10:00am Eastern Time (7:00am Pacific Time, 17:00 Israel Time). On the call, management will review and discuss the results, and will also be available to answer investors' questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, call the international dial-in number.

NORTH AMERICA: 1.888.668.9141

UK: 0 800.917.5108

ISRAEL: 03.918.0609

INTERNATIONAL: +972.3.918.0609

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Magic's website.

Non-GAAP Financial Measures

This release includes non-GAAP operating income, net income, basic and diluted earnings per share and other non-GAAP financial measures. These non-GAAP measures exclude the following items:

•	Amortization of purchased intangible assets;

•	In-process research and development capitalization and amortization;

•	Equity-based compensation expense;

•	Change in valuation of contingent consideration; and

•	The related tax effects of the above items.

Magic Software's management believes that the presentation of non-GAAP measures provides useful information to investors and management regarding financial and business trends relating to the Company's financial condition and results of operations as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

We evaluate our results of operations on both an as reported and a constant currency basis. The constant currency presentation, which is a non-GAAP measure, excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations, consistent with how we evaluate our performance. We calculate constant currency percentages by converting our prior-period local currency financial results using the current period exchange rates and comparing these adjusted amounts to our current period reported results.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Magic Software believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Magic Software's results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Magic Software's results of operations in conjunction with the corresponding GAAP measures.

Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of mobile and cloud-enabled application and business integration platforms.

For more information, visit www.magicsoftware.com.

Forward Looking Statements

Some of the statements in this press release may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management's current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2013 and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

Press Contact:

Stephanie Myara, PR Manager
Magic Software Enterprises
Tel: +972 (0)3 538 9352
smyara@magicsoftware.com

Summary of Non-GAAP Financial Information

U.S. Dollars in thousands (except per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
	Unaudited		Unaudited

Revenues	$42,505	$40,633	$82,841	$81,582
Gross profit	16,281	16,814	32,812	34,457
Operating income	6,469	6,023	13,173	12,431
Net income attributable to
Magic Software shareholders	5,160	4,715	10,360	9,677

Basic earnings per share	0.12	0.11	0.24	0.23
Diluted earnings per share	0.12	0.11	0.24	0.23

Summary of Pro-Forma Non-GAAP Financial Information on a Constant Currency Basis

U.S. Dollars in thousands (except per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
	Unaudited		Unaudited

Revenues	$45,165	$40,633	$88,030	$81,582
Operating income	6,984	6,023	14,265	12,431
Net income attributable to
Magic Software shareholders	5,675	4,715	12,361	9,677

Basic earnings per share	0.13	0.11	0.28	0.23
Diluted earnings per share	0.13	0.11	0.28	0.23

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
	Unaudited		Unaudited
Revenues	$42,505	$40,633	$82,841	$81,582
Cost of Revenues	27,503	24,965	52,420	49,272
Gross profit	15,002	15,668	30,421	32,310
Research and development, net	1,072	1,220	2,276	2,400
Selling, marketing and general and
administrative expenses	8,565	9,321	16,976	18,830
Total operating costs and expenses	9,637	10,541	19,252	21,230
Operating income	5,365	5,127	11,169	11,080
Financial expenses, net	(69)	(321)	(978)	(460)
Income before taxes on income	5,296	4,806	10,191	10,620
Taxes on income	875	646	1,330	1,612
Net income	$4,421	$4,160	$8,861	$9,008
Change in redeemable non-controlling interests	(156)	-	(364)	-
Net income attributable to non-controlling interests	(167)	(308)	(128)	(661)
Net income attributable to Magic's shareholders	$4,098	$3,852	$8,369	$8,347

Net earnings per share
Basic	$0.09	$0.09	$0.19	$0.20
Diluted	$0.09	$0.09	$0.19	$0.20

Weighted average number of shares used in
computing net earnings per share

Basic	44,240	44,158	44,219	42,407
		.
Diluted	44,458	44,470	44,448	42,563

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

U.S. dollars in thousands (except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
	Unaudited		Unaudited

GAAP gross profit	$15,002	$15,668	$30,421	$32,310
Amortization of capitalized software	990	1,038	2,015	1,992
Amortization of other intangible assets	281	101	356	147
Stock-based compensation	8	7	20	8
Non-GAAP gross profit	$16,281	$16,814	$32,812	$34,457

GAAP operating income	$5,365	$5,127	$11,169	$11,080
Gross profit adjustments	1,279	1,146	2,391	2,147
Amortization of other intangible assets	730	783	1,592	1,693
Change in valuation of contingent consideration	22	-	22	(400)
Capitalization of software development	(1,067)	(1,142)	(2,072)	(2,241)
Stock-based compensation	140	109	71	152
Non-GAAP operating income	$6,469	$6,023	$13,173	$12,431

GAAP net income attributable to Magic's shareholders	$4,098	$3,852	$8,369	$8,347
Operating income adjustments	1,104	896	2,004	1,351
Amortization expenses attributed to redeemable non-controlling interests	(48)	(37)	(78)	(74)
Deferred taxes on the above items	6	4	65	53
Non-GAAP net income attributable to Magic's shareholders	$5,160	$4,715	$10,360	$9,677

Non-GAAP basic net earnings per share	0.12	0.11	0.24	0.23
Weighted average number of shares used in
computing basic net earnings per share	44,240	44,158	44,219	42,407

Non-GAAP diluted net earnings per share	0.12	0.11	0.24	0.23
Weighted average number of shares used in
computing diluted net earnings per share	44,473	44,502	44,463	42,579

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2015	2014
	Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$72,301	$72,515
Short-term bank deposits	34	-
Available-for-sale marketable securities	11,847	11,915
Trade receivables, net	42,226	40,358
Other accounts receivable and prepaid expenses	14,996	3,973
Total current assets	141,404	128,761

LONG-TERM RECEIVABLES:
Severance pay fund	1,482	1,426
Deferred taxes and other long-term receivables	2,446	3,959
Total long-term receivables	3,928	5,385

PROPERTY AND EQUIPMENT, NET	2,068	2,005
IDENTIFIABLE INTANGIBLE ASSETS AND
GOODWILL, NET	89,374	88,033

TOTAL ASSETS	$236,774	$224,184

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term debt	$2,833	$2,853
Trade payables	3,474	3,861
Accrued expenses and other accounts payable	17,400	15,013
Deferred tax liabilities	1,687	760
Deferred revenues	8,785	3,431
Total current liabilities	34,179	25,918

NON CURRENT LIABILITIES:
Long-term debt	1,048	490
Deferred taxes and other long-term liabilities	3,664	4,086
Liabilities due to acquisition activities	645	474
Accrued severance pay	2,626	2,562
Total non-current liabilities	7,983	7,612

REDEEMABLE NON-CONTROLLING INTEREST	3,668	2,930

EQUITY:
Magic Software Enterprises equity	188,967	185,065
Non-controlling interests	1,977	2,659
Total equity	190,944	187,724

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND EQUITY	$236,774	$224,184